* AP 3/7



15047523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC

SEC FILE NUMBER
8-28666

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BedRok Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Theodore Fremd Avenue - Suite C-301
(No. and Street)

Rye (City) NY (State) 10580 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Caplan 914-740-1501
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Caplan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BedRok Securities LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



DAVID N. PARKS
Notary Public, State of New York

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH. D.C.
201
SECTION

BEDROK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

SEC FILE NO. 8-28666

YEAR ENDED DECEMBER 31, 2014
AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BEDROK SECURITIES LLC

TABLE OF CONTENTS



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of BedRok Securities LLC

We have audited the accompanying statement of financial condition of BedRok Securities LLC as of December 31, 2014. This financial statement is the responsibility of BedRok Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of BedRok Securities LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 24, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
FRIEDMAN LLP IS AN INDEPENDENT MEMBER FIRM OF DFK INTERNATIONAL

DFK INTERNATIONAL

BEDROK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS	
Cash	$ 103,547
Securities owned, at fair value	14,786,722
Deposit with clearing organization	250,000
Due from Parent	347,097
Accrued interest receivable	178,874
Property and equipment, net	104,494
Other assets	176,949
	$ 15,947,683
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 9,456,100
Due to clearing broker	262,698
Accounts payable and accrued expenses	2,978,948
	12,697,746
Commitments and contingencies	
Member's equity	3,249,937
	$ 15,947,683

See notes to financial statement.

BEDROK SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
BedRok Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's parent company, CapRok Capital LLC (the "Parent"), is owned by two members. The Company operates sales offices in New York and Texas and acts as a broker and dealer of products consisting primarily of asset backed securities, corporate bonds and stocks.

The Company has an agreement with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Depreciation and Amortization
Property and equipment are depreciated on a straight-line basis over their estimated useful lives which range from five to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the remaining life of the lease.

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All income or losses will be reported on the member's income tax return.

Federal, state and local income tax returns for all years prior to 2011 are no longer subject to examination by tax authorities.

Fair Value Measurements
United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
U.S Treasury securities	$ -	$ 9,456,100
Asset backed securities	1,708,339	-
Corporate obligations	12,458,647	-
Equities	619,736	-
	$ 14,786,722	$ 9,456,100

Generally, for all trading securities and, to the extent possible, for debt securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions, and thus have been valued using level 1 inputs. Asset backed securities and corporate bonds are valued using level 2 inputs.

Fair value has been determined by the clearing broker utilizing proprietary pricing models to evaluate the holdings.

3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 198,609
Furniture and fixtures	73,473
Computer and office equipment	135,432
Leasehold improvements	95,976
	503,490
Less - Accumulated depreciation and amortization	398,996
	$ 104,494

4 - OTHER ASSETS

Other assets consist of the following:

Prepaid insurance	$ 46,827
Prepaid regulatory fees	32,729
Prepaid expenses - other	97,393
	$ 176,949

5 - DUE TO CLEARING BROKER

The due to clearing broker is comprised of amounts the Company owes the clearing broker for transactions previously consummated.

6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

Accounts payable	$ 38,005
Accrued payroll expenses	2,418,419
Accrued deferred compensation plans	176,879
Accrued other	345,645
	$ 2,978,948

7 - COMMITMENTS

The Parent is obligated under a non-cancelable operating lease for property located in Rye, NY which is the Company's primary corporate office expiring on February 28, 2019. The Company does not have an executed sub-lease agreement with the Parent for this location, but is responsible for making monthly rent payments to the landlord. The Parent has the option to terminate the lease at any time provided that it gives the landlord prior notice of its election to terminate in accordance with the terms of the lease agreement.

Total minimum future annual rentals under the verbal agreement, exclusive of real estate taxes and related costs, are as follows:

Year Ending December 31,	
2015	$ 205,212
2016	211,368
2017	217,740
2018	224,268
2019	37,560
	$ 896,148

8 - RETIREMENT PLANS

The Company maintains a deferred compensation plan which consists of three components: employee 401(k) salary deferral, employer discretionary profit sharing and employer non-elective safe harbor. The plan covers substantially all eligible employees. Participants are permitted, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan on a pre-tax basis. The other two components, discretionary profit sharing and employer non-elective safe harbor, are non-contributory and are funded entirely by the Company.

9 - RELATED PARTY TRANSACTIONS

Certain expenses were paid by the Company on the Parent's behalf during 2014. As of December 31, 2014, the Company has a balance of $347,097 due from the Parent relating to these expenses.

Consulting services were performed by two relatives of one of the members of the Parent, who is also an officer of the Company. At December 31, 2014, $33,000 was payable and was included as a component of the accrued payroll expenses.

10 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2014, the Company had net capital of $2,044,024, which exceeded requirements by $1,944,024. The ratio of aggregate indebtedness to net capital was 0.64 to 1.

The Company operates its securities transactions under the provisions of (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

12 - RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statement of financial condition.

13 – GUARANTEES AND CONTINGENCIES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying liability that is related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2014 was $3,294,923. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.